UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES PROFIT FOR THE FOURTH QUARTER 2019 OF $22.1 MILLION, OR $0.56 PER SHARE;

FULL YEAR 2019 PROFIT OF $86.1 MILLION, OR $2.17 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, February 14, 2020

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the fourth quarter (“4Q19”) and full year (“FY19”) ended December 31, 2019.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2019	2018	4Q19	3Q19	4Q18
Key Income Statement Highlights
Net Interest Income ("NII")	$109.5	$109.7	$26.9	$26.7	$28.0
Fees and commissions, net	$15.6	$17.2	$5.4	$2.8	$5.4
Total revenues	$126.7	$127.6	$31.4	$29.5	$34.1
(Impairment loss) reversal on financial instruments	$(0.4)	$(57.5)	$1.9	$(0.6)	$1.3
Gain (loss) on non-financial assets	$0.5	$(10.0)	$0.0	$0.5	$(2.3)
Operating expenses	$(40.7)	$(48.9)	$(11.3)	$(9.0)	$(12.4)
Profit for the period	$86.1	$11.1	$22.1	$20.4	$20.7
Profitability Ratios
Earnings per Share ("EPS") (1)	$2.17	$0.28	$0.56	$0.52	$0.52
Return on Average Equity (“ROAE”) (2)	8.6%	1.1%	8.7%	8.0%	8.3%
Return on Average Assets (“ROAA”)	1.36%	0.17%	1.34%	1.34%	1.20%
Net Interest Margin ("NIM") (3)	1.74%	1.71%	1.65%	1.77%	1.61%
Net Interest Spread ("NIS") (4)	1.19%	1.21%	1.18%	1.19%	1.08%
Efficiency Ratio (5)	32.1%	38.3%	35.9%	30.4%	36.3%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (6)	$6,502	$6,290	$6,502	$6,217	$6,290
Investment Portfolio	$80	$107	$80	$85	$107
Total assets	$7,250	$7,609	$7,250	$6,681	$7,609
Total equity	$1,016	$994	$1,016	$1,009	$994
Market capitalization (7)	$847	$684	$847	$790	$684
Tier 1 Basel III Capital Ratio (8)	19.8%	18.1%	19.8%	21.1%	18.1%
Total assets / Total equity (times)	7.1	7.7	7.1	6.6	7.7
Liquid Assets / Total Assets (9)	16.0%	22.4%	16.0%	14.4%	22.4%
Credit-impaired loans to Loan Portfolio (10)	1.05%	1.12%	1.05%	1.11%	1.12%
Total allowance for losses to Commercial Portfolio (11)	1.57%	1.65%	1.57%	1.67%	1.65%
Total allowance for losses to credit-impaired loans (times) (11)	1.7	1.6	1.7	1.7	1.6

FY19 & 4Q19 Highlights

•	Profit for FY19 totaled $86.1 million, compared to $11.1 million in FY18, primarily from lower impairment losses and improved operating efficiency on reduced operating expenses (-17% YoY), along with steady top-line revenues YoY.

•	Bladex’s 4Q19 profit increased 8% QoQ and 7% YoY to $22.1 million, or $0.56 per share, as improved revenues and reversal of impairment losses offset higher operating expenses QoQ.

•	Net Interest Income (“NII”) for FY19 totaled $109.5 million (stable YoY) with Net Interest Margin (“NIM”) of 1.74% (+3 bps), and Net Interest Spread (“NIS”) nearly stable at 1.19%. NII for the 4Q19 improved 1% QoQ to $26.9 million, mainly on higher average lending volumes. The quarterly YoY decrease of 4% was mainly due to lower lending spreads and the net effect of lower average market rates, partly compensated by the decrease in average low-yielding liquidity assets.

•	Fees and commissions income totaled $15.6 million for FY19, -9% YoY on lower fees from letters of credit (-12% YoY). The Bank closed six syndicated transactions in FY19 for a total of $5.6 million, up from $4.9 million in FY18. In 4Q19, fees totaled $5.4 million from structured transactions and improved fees from the Bank’s letters of credit business, up 4% QoQ and up 7% from 4Q18.

•	Efficiency Ratio was 32% for FY19 (-6pts YoY) as operating expenses decreased 17% YoY with total revenues nearly stable (-1% YoY), reflecting effective cost control management and overall improved structural and operational efficiencies. 4Q19 Efficiency Ratio was 36% (+6pts QoQ; stable YoY) as improved revenues QoQ were offset by higher operating expenses from employee-related expenses and other seasonal expenses.

•	Return on Average Equity (“ROAE”) was 8.6% in FY19 compared to 1.1% in FY18. 4Q19 annualized ROAE was 8.7% vs. 8.0% in 3Q19 and 8.3% in 4Q18. The Bank’s capitalization remained solid with Tier 1 Basel III Capital Ratio of 19.8%, with risk-weighted assets up QoQ due to Commercial Portfolio growth and down YoY due to a shift to a lower risk country exposure of the portfolio.

•	End-of-period Commercial Portfolio balances increased 5% QoQ and 3% YoY to $6.5 billion in 4Q19. Average balances were up to $6.2 billion for the 4Q19 (+6% QoQ; stable YoY) and $6.1 billion for FY19 (stable YoY).

•	Credit-impaired Loans, also referred to as Non-Performing Loans or NPLs, were $61.8 million, or 1.0% of total Loan Portfolio, at the end of 4Q19. This compares to $64.7 million, or 1.1% of total Loan Portfolio, a year ago. No new NPLs were recorded during 2019. Total allowance for credit losses was 1.7 times NPL balances for 4Q19.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer said, “In 2019, the global economy experienced its weakest year of growth since the financial crisis, weighed down by tensions that have significantly slowed international trade. The main drivers for the lackluster performance were the trade war between the US and China, negative trade flows that disrupted supply chains, and idiosyncratic risks in some countries.

2019 was also a very difficult year for Latin America regionally. Economic growth came in significantly below beginning of year expectations and significantly below last year’s levels. Of the largest three economies of Latin America, Brazil was the only one that showed any signs of life, though growing tepidly, while Mexico stagnated, a remarkable decoupling from a strong US economy and Argentina´s GDP shrank.

We regard Brazil as the main potential driver for economic growth in the Region. That said, Colombia and Peru should also perform well. But with (a) commodity prices depressed because of trade uncertainties and a strong US dollar, (b) Mexico stuck in low or no growth mode due to needed fiscal restraint, tight monetary policy to keep portfolio moneys flowing and a fundamental lack of investment, (c) potential social unrest in Chile and (d) smaller countries like Costa Rica mired in a fiscal red ink and Ecuador struggling to comply with the IMF program, we simply do not see other countries as significant contributors to Regional growth.

We continue to believe that the current macroeconomic context offers no room for complacency. Furthermore, low growth combined with risk aversion is exacerbating liquidity for top names in the Region, compressing their margins, while not always compensating for the risk these credits represent.

Nevertheless, Bladex´s book of business is solid as we have been able to add new clients, shift exposures to lower risk jurisdictions and structure value added transactions. We achieved our current profitability levels despite this very challenging environment. Over the past two years, macroeconomic risks, slow regional economic growth, tepid trade flows, idiosyncratic country and industry risks have been the norm. And, all these risks were coupled with an overwhelming amount of liquidity chasing the same creditworthy clients. If Bladex can deliver 8.6% ROAE with these headwinds, we should be very well positioned to deliver more sizeable returns in more benign environments that surely will come. We are keenly aware of the risks in the Region’s industries and entities we finance. And, I can say with confidence that our team knows how to spot opportunities and deliver results.

We continue to diversify our funding sources beyond our typical Central Bank deposits, bilateral lines of credit, capital markets and international borrowings. We recently started a new Yankee CD program that will complement our short-term funding structure.

On the cost side, expenses continue to stay under control.

Against this backdrop, the management of Bladex, and its Board of Directors, is cautiously optimistic for 2020 and look for a continuation of the profitability path we embarked on in the last five quarters.”

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2019. The cash dividend will be paid on March 12, 2020, to shareholders registered as of February 26, 2020.
▪	Appointment of Director: After a thorough selection process, the Board appointed Ms. Alexandra M. Aguirre as Director representing all classes of shares, in replacement of Mr. Gonzalo Menendez Duque, who passed away on June 29, 2019. Ms. Aguirre will serve for the remainder of the term, set to expire in April of 2021.
▪	CEO succession: As part of an orderly and programmed succession plan, the Board announced on January 27, 2020, that, effective March 9, 2020, Mr. N. Gabriel Tolchinsky will step down as Chief Executive Officer, and will be succeeded by Mr. Jorge Salas.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

11)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 14, 2020 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 44638262.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com